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                            March 16, 2021

       Christopher Keber
       Chief Executive Officer
       Shelter Acquisition Corporation I
       6 Midland Street #1726
       Quogue, NY 11959

                                                        Re: Shelter Acquisition
Corporation I
                                                            Registration
Statement on Form S-1
                                                            Filed February 17,
2021
                                                            File No. 333-253213

       Dear Mr. Keber:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed February 17, 2021

       Financial Statements
       Report of Independent Registered Public Accounting Firm, page F-2

   1. Please request that your auditor revise the explanatory paragraph in its report to include the terms
substantial doubt and going concern as set forth in AS 2415.12 and 13.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Christopher Keber
Shelter Acquisition Corporation I
March 16, 2021
Page 2

statement.

       You may contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                        Sincerely,
FirstName LastNameChristopher Keber
                                                        Division of Corporation
Finance
Comapany NameShelter Acquisition Corporation I
                                                        Office of Life Sciences
March 16, 2021 Page 2
cc:       Debbie Yee, P.C.
FirstName LastName